

APW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

WITH REPORT
OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50433

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AP WCapita l, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Enterprise Drive, Suite 504
(No. and Street)

Rockaway	NJ	07866
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy L. Smith	973-394-1069	tim@aurorapw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, and middle name)

180 Park Avenue, Suite 200	Florham Park	NJ	07932
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy L. Smith, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of APW Capital, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

APW CAPITAL, INC.

DECEMBER 31, 2025

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

180 Park Avenue, Suite 200
Florham Park, NJ 07932
T 973.218.0500 F 973.218.7160
citrincooperman.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
APW Capital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of APW Capital, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of APW Capital, Inc. as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APW Capital, Inc.'s management. Our responsibility is to express an opinion on APW Capital, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to APW Capital, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as APW Capital, Inc.'s auditor since 2025.
Florham Park, New Jersey
March 5, 2026

APW CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets:		
Cash and cash equivalents	$	755,051
Deposit with clearing broker		250,000
Commissions receivable		610,332
Due from affiliates		416,681
Prepaid expenses and other assets		64,869
Due from stockholder		163,664
Total assets	$	2,260,597

Liabilities and stockholders' equity:		
Accounts payable and accrued expenses	$	29,907
Commissions payable		962,731
Due to affiliate		92,652
Total liabilities		1,085,290

Stockholders' equity:		
Common stock - No par value, 2,500 shares authorized, 161.91 issued and outstanding		303,500
Additional paid-in capital		443,000
Retained earnings		428,807
Total stockholders' equity		1,175,307
Total liabilities and stockholders' equity	$	2,260,597

SEE ACCOMPANYING NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

APW Capital, Inc. ("APW Capital" or the "Company") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

Securities Transactions

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital does not take possession of customers' securities or commodities.

Use of Estimates / Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities, revenue and expenses and changes therein, and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates could change in the near term.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Included in this amount at December 31, 2025 is $197,694 of funds held by clearing broker-dealers on behalf of the Company. This amount results from the broker-dealer's collection of customer commissions.

Financial Instruments – Credit Losses

The Company measures expected credit losses in accordance with FASB ASC Topic 326, Financial Instruments – Credit Losses, which requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u> (continued)

Commissions Receivable

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for credit losses is not required at this time. Interest and finance charges are not accrued on open balances.

The Company is engaged in various trading, brokerage and investment planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Concentrations of Credit Risk

The Company maintains its cash accounts at two financial institutions. Amounts held in a single account may at times exceed the insurance limit established by the Federal Deposit Insurance Corporation ("FDIC") of $250,000 per financial institution. At December 31, 2025, cash held in one financial institution exceeded the FDIC insurance limit by $172,336. The Company has not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Company reviews the recoverability of its long-lived assets, including right of use assets, on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC 360 - Property, Plant and Equipment, *Accounting for the Impairment or Disposal of Long-Lived Assets*. The assessment for potential impairment is based primarily on the Company's ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Company believes that no such events or changes have occurred.

Income Taxes

The Company recognizes the amount of taxes payable or refundable for the year.

APW Capital has elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Company is subject to regular audits by tax authorities. The Company believes it has appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u> (continued)

<u>Income Taxes</u> (continued)

U.S. GAAP requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. As of December 31, 2025, the Company did not have any uncertain tax positions. This determination will always be subject to ongoing reevaluation as facts and circumstances require. The Company is subject to income tax examinations for tax returns within the statutory periods established by the respective jurisdictions.

<u>Commissions Payable</u>

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commissions payable represents amounts due to representatives for commissions earned as of the period end.

<u>Leases</u>

The Company accounts for leases in accordance with ASC 842, Leases and it recognizes right of use ("ROU") assets and lease liabilities on the Statement of Financial Condition. The ROU assets and lease liabilities are reduced on a monthly basis to reflect the change in the net present value of the remaining lease obligations.

The Company had one operating lease rental agreement for its New Jersey office operations. ROU assets represented the Company's right to use the underlying asset for the remaining lease term and lease liabilities represented the Company's obligation to make lease payments for the remaining lease term. ROU assets and lease liabilities were recognized at the commencement date based on the net present value of the lease payments over the remaining lease term. As the Company's lease did not provide an implicit interest rate, and the implicit interest rate was not readily determinable, the Company calculated Incremental Borrowing Rate ("IBR") in accordance with ASC 842. The present value of the lease payments was determined using a 5% IBR.

<u>Recently Adopted Accounting Pronouncement</u>

In December 2023, FASB issued ASU No. 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures ("ASU 2023-09"). ASU 2023-09 requires additional annual disclosures including further disaggregation of information in the rate reconciliation, additional information for reconciling items meeting a quantitative threshold, further disaggregation of income taxes paid and other required disclosures. The Company adopted ASU 2023-09 for the annual period beginning on January 1, 2025. The adoption of ASU 2023-09 had no material impact on the Company's financial statement.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements Not Yet Effective

In July 2025, FASB issued ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets ("ASU 2025-05"). ASU 2025-05 introduces a practical expedient for measuring expected credit losses that permits entities to assume that current conditions as of the balance sheet date do not change for the remaining life of current accounts receivable and current contract assets arising from revenue from contracts with customers. ASU 2025-05 is effective for the Company's fiscal year ending December 31, 2026. The guidance is to be applied on a prospective basis and early adoption is permitted. The Company does not expect the adoption of ASU 2025-05 to have a material impact on its financial statement.

Subsequent Events

Management has reviewed subsequent events and transactions that occurred after December 31, 2025 through the date the financial statement was issued, March 5, 2026.

Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

Note 2 - Property and Equipment

Property and equipment was fully depreciated as of December 31, 2025 and consists of the following:

	Estimated Useful Life	Balance 12/31/2025
Property and equipment	5 yrs	$ 7,200
Less: Accumulated depreciation		(7,200)
		$ -

Note 3 - Net Capital Requirements

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2025, APW Capital had net capital of $424,681 which was $352,328 in excess of its required net capital of $72,353. APW Capital's ratio of aggregate indebtedness to net capital at December 31, 2025 was 2.56 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 4 - <u>Operating Lease</u>

At December 31, 2025, APW Capital was obligated under an operating lease for office space which, as amended, expired on December 31, 2025. The minimum monthly rent requirement for the office space was $12,151. APW Capital was also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space.

Other Information

Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows from operating leases	$ 159,132
Variable lease costs	$ 1,677
Weighted-average discount rate for operating leases	5.00%

Note 5 - <u>Line of Credit</u>

APW Capital has an available line of credit which is unsecured and from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2025 on the line of credit. Interest accrues at 7.00% per annum. No interest expense has been incurred on the line of credit for the year ended December 31, 2025.

Note 6 - <u>Related Party Transactions</u>

Obligations from and to affiliates result from cash advances and expense sharing, which are non-interest bearing and due on demand. The Company entered into an expense sharing agreement by and between APW Capital, Comprehensive Capital Management, Inc., Aurora Private Wealth, Inc. and Aurora Insurance Services, Inc. At December 31, 2025, APW Capital had obligations due from/(to) affiliates of $416,681 and ($92,652), respectively.

During the year ended December 31, 2025, APW Capital advanced its majority stockholder $153,081. After repayments of $65,000 the outstanding balance due from stockholder of APW Capital as of December 31, 2025 was $163,664 including accrued interest of $5,814. These advances are interest bearing at federal applicable rates (3.72% at December 31, 2025), unsecured and may be called on demand by the Company, at which time the loan is due and payable within 20 business days.

Note 7 - <u>Profit Sharing Plan</u>

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan.

Note 8 - <u>Receivables from Broker-Dealers and Clearing Organizations</u>

Amounts receivable from broker-dealers and clearing organizations at December 31, 2025 include deposits with clearing broker-dealers of $250,000 and commissions receivable of $610,332. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

Note 9 - Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications.

Note 10 - Contingencies and Commitments

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. The Company's policy is to evaluate each lawsuit in accordance with Rule 15c3-1(c)(2), which requires the Company to obtain an opinion from outside counsel regarding the potential material impact on the Company's net capital and effect of such a suit on the Company's financial condition.

In 2023 the Company received notification of a FINRA arbitration proceeding. In 2024 an estimated amount of $40,000 for the claim was accrued . Additionally, the Company accrued a receivable from the insurance carrier of $8,000 in anticipation of a payout after the deductible was reached. In 2025 a final settlement was reached and on March 18, 2025 a payment was made for $10,949 with a savings of approximately $29,000 on the claim. Additionally in 2025 the Company reversed the $8,000 receivable from the insurance carrier as the deductible was not reached.

Note 11 - Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions. The Company has identified its President as the CODM, who uses total revenue and net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are the same as those reported in the Company's statement of financial condition.